                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       WATERHOUSE INVESTOR SERVICES, INC.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                     Common Stock, par value $.01 per Share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   941547 10 1
                               ---------------------
                                 (CUSIP NUMBER)


            Lawrence M. Waterhouse, Jr., Lawrence M. Waterhouse, III
                   Patrick R. Waterhouse, Kevin C. Waterhouse
                 Christine A. Waterhouse, Jennifer A. Waterhouse
                     c/o Waterhouse Investor Services, Inc.
                                 100 Wall Street
                            New York, New York 10005
                         Telephone Number (212) 806-3500

                                 with a copy to:

                              Roger H. Kimmel, Esq.
                                Latham & Watkins
                                885 Third Avenue
                               New York, NY 10022
                         Telephone Number (212) 906-1200
               -----------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 9, 1996
                    ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                 Page__of__pages

                                  SCHEDULE 13D

- -------------------------------------------------------------
CUSIP NO. 941547 10 1
- -------------------------------------------------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lawrence M. Waterhouse, Jr.
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b  [ ]


- --------------------------------------------------------------------------------
          SEC USE ONLY


- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
- --------------------------------------------------------------------------------
5         CHECK  BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

                                      3,043,732      (See Items 4 and 5)
        NUMBER OF         ------------------------------------------------------
         SHARES              8        SHARED VOTING POWER
       BENEFICIALY
        OWNED BY                      145,894        (See Items 3 and 5)
          EACH            ------------------------------------------------------
        REPORTING            9        SOLE DISPOSITIVE POWER
         PERSON
           WITH                       1,412,630      (See Items 4 and 5)
                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     145,894 (See Items 3 and 5)
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,189,626             (See Items 3, 4 and 5)
- --------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11) EXCLUDES CERTAIN
          SHARES*                                                            [X]
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.1%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                                                 Page__of__pages

                                  SCHEDULE 13D

- -------------------------------------------------------------
CUSIP NO. 941547 10 1
- -------------------------------------------------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lawrence M. Waterhouse, III
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3         SEC USE ONLY


- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF  LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     6,705          (See Items 4 and 5)
        NUMBER OF         ------------------------------------------------------
         SHARES             8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                     None
          EACH            ------------------------------------------------------
         PERSON             9        SOLE DISPOSITIVE POWER
          WITH
                                     227,017        (See Items 4 and 5)
                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     None
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,017        (See Items 4 and 5)
- --------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11) EXCLUDES CERTAIN
          SHARES*                                                            [X]

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                                                 Page__of__pages

                                  SCHEDULE 13D

- -------------------------------------------------------------
CUSIP NO. 941547 10 1
- -------------------------------------------------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Patrick R. Waterhouse
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3         SEC USE ONLY


- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
- --------------------------------------------------------------------------------
5         CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     6,705          (See Items 4 and 5)
        NUMBER OF         ------------------------------------------------------
          SHARES            8        SHARED VOTING POWER
      BENEFICIALLY
         OWNED BY                     None
          EACH            ------------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                       226,073        (See Items 4 and 5)
                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     None
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          226,073        (See Items 4 and 5)
- --------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11) EXCLUDES CERTAIN
          SHARES*                                                            [X]

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                                 Page__of__pages

                                  SCHEDULE 13D

- -------------------------------------------------------------
CUSIP NO. 941547 10 1
- -------------------------------------------------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kevin C. Waterhouse
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3         SEC USE ONLY


- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             [ ]
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     6,705          (See Items 4 and 5)
        NUMBER OF         ------------------------------------------------------
         SHARES             8        SHARED VOTING POWER
       BENEFICIALLY
        OWNED BY                     None
          EACH            ------------------------------------------------------
       REPORTING            9        SOLE DISPOSITIVE POWER
        PERSON
          WITH                       227,130        (See Items 4 and 5)
                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     None
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,130               (See Items 4 and 5)
- --------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11) EXCLUDES CERTAIN
          SHARES*                                                            [X]

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                                 Page__of__pages

                                  SCHEDULE 13D

- -------------------------------------------------------------
CUSIP NO. 941547 10 1
- -------------------------------------------------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Christine A. Waterhouse
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
          SEC USE ONLY


- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
- --------------------------------------------------------------------------------
5         CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     20,927         (See Items 4 and 5)
        NUMBER OF         ------------------------------------------------------
         SHARES             8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                     None
          EACH            ------------------------------------------------------
       REPORTING            9        SOLE DISPOSITIVE POWER
        PERSON
         WITH                        242,587        (See Items 4 and 5)
                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     None
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          242,587        (See Items 4 and 5)
- --------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11) EXCLUDES CERTAIN
          SHARES*                                                            [X]

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.1%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                 Page__of__pages

                                  SCHEDULE 13D

- -------------------------------------------------------------
CUSIP NO. 941547 10 1
- -------------------------------------------------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jennifer A. Waterhouse
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
3         SEC USE ONLY


- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          Not Applicable
- --------------------------------------------------------------------------------
5         CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     4,687          (See Items 4 and 5)
        NUMBER OF         ------------------------------------------------------
         SHARES             8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      None
       REPORTING          ------------------------------------------------------
        PERSON              9        SOLE DISPOSITIVE POWER
         WITH
                                     226,847        (See Items 4 and 5)
                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     None
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          226,847        (See Items 4 and 5)
- --------------------------------------------------------------------------------
12        CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11) EXCLUDES CERTAIN
          SHARES*                                                            [X]

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                 Page__of__pages


ITEM 1.        SECURITY AND ISSUER

               This statement relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Waterhouse Investor Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Wall Street, New York, New York 10005.

ITEM 2.        IDENTITY AND BACKGROUND

               This statement is being filed by Lawrence M. Waterhouse, Jr, Lawrence M. Waterhouse, III, Patrick R. Waterhouse, Kevin C. Waterhouse, Christine A. Waterhouse and Jennifer A. Waterhouse (collectively, the "Reporting Persons").

               Each of the Reporting Persons is employed by the Company or one of its subsidiaries as his or her principal occupation and has a business address c/o the Company, at 100 Wall Street, New York, New York 10005. Lawrence
M. Waterhouse, Jr. is the Chairman and Chief Executive Officer of the Company, a discount brokerage firm. Jennifer A. Waterhouse is First Vice President, and Kevin C. Waterhouse is Vice President, of Waterhouse National Bank, a federally chartered banking institution located at 1 North Lexington Avenue, White Plains, New York, New York 10601. Lawrence M. Waterhouse, III and Patrick R. Waterhouse are Vice Presidents of Waterhouse Securities, Inc., a securities brokerage firm located at 100 Wall Street, New York, New York 10005. Christine A. Waterhouse is Senior Vice President of Waterhouse Asset Management, Inc., an investment advisory subsidiary of Waterhouse National Bank, located at 50 Main Street, White Plains, New York 10601. Each Reporting Person is a citizen of the United States of America.

               During the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Lawrence M. Waterhouse, Jr. is a trustee of the Company's Employee Stock Ownership Plan and Trust ("ESOP") and a member of the Company committee administering the ESOP, and has shared power to direct the vote of the unallocated shares of Common Stock held by the ESOP and to direct the disposition of such shares. At April 4, 1996, the ESOP held (i) $2,155,000 principal amount of 6% Convertible Subordinated Notes Due 2003 of the Company ("Convertible Notes"), convertible into 92,094 shares of Common Stock, and (ii) 53,800 shares of Common Stock of the Company.


ITEM 4.        PURPOSE OF TRANSACTION

               The Reporting Persons have entered into a Voting Agreement in connection with the execution and delivery of the Agreement and Plan of Merger dated April 9, 1996 (the "Merger

                                                                 Page__of__pages

Agreement") among the Company, The Toronto-Dominion Bank, a Canadian chartered bank ("TD Bank"), and TD/Oak, Inc., a newly formed Delaware corporation wholly owned by TD Bank ("Merger Sub"), pursuant to which the Company will be merged with and into Merger Sub, with Merger Sub being the surviving corporation (the "Merger"), and each share of Common Stock of the Company will be exchanged, at the election of the holder, for either shares of common stock of TD Bank with a market value equivalent to U.S.$38 (subject to a maximum of 2.45952 shares and a minimum of 1.81790 shares of TD Bank common stock being exchanged for each share of Common Stock of the Company) or U.S.$38 net to the seller in cash; provided that no more than 65% of the outstanding shares of the Common Stock of the Company will be converted into shares of TD Bank common stock and no more than 35% will be converted into cash, with proration in the event that the elections exceed either such percentage. The approval of the holders of a majority of the Common Stock is required for the consummation of the Merger. A copy of the Merger Agreement is attached as Exhibit A to this statement and is incorporated herein by this reference. The description of the Merger Agreement herein is not complete and is qualified in its entirety by reference to the Merger Agreement.

               Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by TD Bank and Merger Sub, the Reporting Persons have entered into a Voting Agreement dated April 9, 1996 with TD Bank. Pursuant to the Voting Agreement, the Reporting Persons have severally agreed to vote their Shares (as defined below) (i) in favor of the Merger and the approval of the terms of the Merger Agreement, and (ii) against (a) any other Business Combination (as defined in the Merger Agreement) or (b) any other action intended to impede, delay, postpone or prevent the approval or adoption of the Merger Agreement by the stockholders of the Company or the consummation of the transactions contemplated thereby. Each of the Reporting Persons has agreed, at TD Bank's request, to furnish TD Bank a proxy in form and substance reasonably satisfactory to TD Bank to effectuate the foregoing.

               As used in the Voting  Agreement,  the term "Shares" includes (A)
(i) in the case of Lawrence M. Waterhouse, Jr., 1,152,499 shares of Common Stock owned by him beneficially and of record and 85,131 shares held in the ESOP and allocated to Mr. Waterhouse, Jr., (ii) in the case of Lawrence M. Waterhouse, III, 220,312 shares of Common Stock held by him beneficially and of record and 4,455 shares held in the ESOP and allocated to Mr. Waterhouse, III, (iii) in the case of Patrick R. Waterhouse, 219, 368 shares owned by him beneficially and of record and 4,455 shares held in the ESOP and allocated to Patrick Waterhouse,
(iv) in the case of Kevin C. Waterhouse, 220,425 shares held by him beneficially and of record and 4,455 shares held in the ESOP and allocated to Kevin Waterhouse, (v) in the case of Christine A. Waterhouse, 221,660 shares held by her beneficially and of record and 16,552 shares held in the ESOP and allocated to Christine Waterhouse, and (vi) in the case of Jennifer A. Waterhouse, 222,160 shares held by her beneficially and of record and 562 shares held in the ESOP and allocated to Jennifer Waterhouse; and (B) with respect to each of Mr. Waterhouse and the Waterhouse Children, any additional shares of Common Stock that may be acquired by such person.

               The Reporting Persons also have agreed not to sell, pledge or otherwise dispose of the Shares subject to the Voting Agreement unless the transferee agrees to be bound by all the terms of the Voting Agreement, not to grant any proxy or enter into any other voting agreement with respect to such Shares and not to take any other action that would prevent such persons from performing their obligations under the Voting Agreement. The Reporting Persons have also agreed, in their respective capacities as stockholders, not to take actions prohibited by, or fail to take actions required by, Section 4.8 of the Merger Agreement limiting the solicitation of other proposals for a Business Combination.

                                                                 Page__of__pages

               The Voting Agreement terminates on the first to occur of the effective time of the Merger and the date on which the Merger Agreement is terminated in accordance with its terms.

               A copy of the Voting Agreement is attached as Exhibit B to this statement and is incorporated herein by this reference. The description of the Voting Agreement herein is not complete and is qualified in its entirety by reference to the Voting Agreement.

               The Reporting Persons believe that a Statement on Schedule 13D will be filed by TD Bank separately, setting forth the information required to be disclosed by TD Bank in connection with the transactions contemplated by the Merger Agreement and the Voting Agreement.

               Except as disclosed in this statement, the Reporting Persons currently have no plans or intentions that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               1. (a) Lawrence M. Waterhouse, Jr. owns 1,412,630 shares of Common Stock, representing 12.13% of the Common Stock outstanding at April 4, 1996 (the "Outstanding Common Stock"), including 1,152,499 shares of Common Stock held directly, 85,131 shares of Common Stock held by the ESOP and allocated to him and 175,000 shares of Common Stock receivable by him upon exercise of options currently exercisable or exercisable within sixty days. In addition, Lawrence M. Waterhouse, Jr. may be deemed to be the beneficial owner of (i) 527,177 shares of Common Stock (4.6% of the Outstanding Common Stock) owned by Marjorie J. McGahran, (ii) 1,103,925 shares of Common Stock (9.6% of the Outstanding Common Stock) held by the other Reporting Persons (the "Waterhouse Children"), and (iii) 53,800 unallocated shares of Common Stock held by the ESOP and 92,094 unallocated shares of Common Stock issuable upon conversion of $2,155,000 principal amount of Convertible Notes held by the ESOP (aggregating 1.2% of the Outstanding Common Stock). Lawrence M. Waterhouse, Jr. votes the shares of Common Stock held by Marjorie J. McGahran and the Waterhouse Children referred to in clauses (i) and (ii) as attorney-in-fact for such persons (the "Power of Attorney"). Mr. Waterhouse, Jr. expressly disclaims beneficial ownership of all of the shares of Common Stock identified in clauses
(i), (ii) and (iii), and the filing of this statement shall not be construed as an admission that Mr. Waterhouse, Jr. is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any such securities.

                  (b) Number of shares of Common Stock as to which Lawrence M. Waterhouse, Jr. has:

                    (i) sole power to vote or direct the vote: (x) 1,152,499 shares owned by Mr. Waterhouse directly, 85,131 shares allocated to him under the ESOP, and 175,000 shares receivable by him upon exercise of options currently exercisable or exercisable within sixty days, subject to the Voting Agreement, (y) 1,103,925 shares owned directly by the Waterhouse Children pursuant to the Power of Attorney and subject to the Voting Agreement and (z) 527,177 shares owned by Marjorie J. McGahran pursuant to the Power of Attorney.

                    (ii) shared power to vote or direct the vote: 53,800 unallocated shares held by the ESOP and 92,094 unallocated shares issuable upon conversion of $2,155,000 principal amount of the Convertible Notes held by the ESOP.

                                                                 Page__of__pages


                    (iii) sole power to dispose or to direct the disposition of:
1,152,499 shares owned by Mr. Waterhouse, Jr. directly, 85,131 shares allocated to him under the ESOP, and 175,000 shares receivable by him upon exercise of options currently exercisable or exercisable within sixty days, subject to the Voting Agreement.

                    (iv) shared power to dispose or direct the  disposition  of:
53,800 unallocated shares held by the ESOP and 92,094 unallocated shares issuable upon conversion of $2,155,000 principal amount of the Convertible Notes held by the ESOP.

               Kenneth I. Coco is the other trustee of the ESOP and the other member of the Company committee administering the ESOP. Mr. Coco shares power to vote and to direct the disposition of the ESOP shares of Common Stock held in trust. Item 2 information with respect to Mr. Coco is as follows:

               Kenneth I. Coco is the Senior Vice President of the Company, with a business address c/o Waterhouse Investor Services, Inc., 100 Wall Street, New York, New York 10005. Mr. Coco is a citizen of the United States of America.

               During the last five years, Mr. Coco has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (c) Since Mr. Waterhouse's most recent filing on Schedule 13D, the ESOP has acquired 22,000 shares of Common Stock of the Company. Except as described in Item 4 hereof, Mr. Waterhouse, Jr. has not effected any transactions in shares of Common Stock in the past sixty days.

                  (d) Mr. Coco, the other trustee of the ESOP, shares the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the ESOP.

                  2. (a) Lawrence M. Waterhouse, III is the beneficial owner of 227,017 shares of Common Stock (representing 2% of the Outstanding Common
Stock), including 220,312 shares of Common Stock held by him directly, 4,455 shares of Common Stock held by the ESOP and allocated to him, and 2,250 shares of Common Stock receivable by him upon exercise of options currently exercisable or exercisable within sixty days.

                     (b) Lawrence M. Waterhouse, III has granted the power to vote or to direct the vote of the shares owned by him (other than shares held in the ESOP) to Lawrence M. Waterhouse, Jr., pursuant to the Power of Attorney and subject to the Voting Agreement. He has sole power to vote or to direct the vote of the shares held in the ESOP and allocated to him, subject to the Voting Agreement. He has the sole power to dispose of, or to direct the disposition of, the Common Stock owned by him, subject to the Voting Agreement.

                     (c) Except as described in Item 4 hereof, Lawrence M. Waterhouse, III has not effected any transactions in shares of Common Stock within the past sixty days.

                  3. (a) Patrick R. Waterhouse is the beneficial owner of 226,073 shares of Common Stock (representing 2% of the Outstanding Common Stock), including 219,368 shares of Common Stock



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held by him  directly,  4,455 shares held in the ESOP and  allocated to him, and
2,250 shares of Common Stock receivable by him upon exercise of options currently exercisable or exercisable within sixty days.

                     (b) Patrick R. Waterhouse has granted the power to vote or to direct the vote of the shares owned by him (other than shares held by the ESOP) to Lawrence M. Waterhouse, Jr., pursuant to the Power of Attorney and subject to the Voting Agreement. He has sole power to vote or to direct the vote of the shares held in the ESOP and allocated to him, subject to the Voting Agreement. He has the sole power to dispose of, or to direct the disposition of, the Common Stock owned by him, subject to the Voting Agreement.

                     (c) Except as described in Item 4 hereof, Patrick R. Waterhouse has not effected any transactions in shares of Common Stock within the past sixty days.

                  4. (a) Kevin C. Waterhouse is the beneficial owner of 227,130 shares of Common Stock (representing 2% of the Outstanding Common Stock), including 220,425 shares of Common Stock held by him directly, 4,455 shares held in the ESOP and allocated to him, and 2,250 shares of Common Stock receivable by him upon exercise of options currently exercisable or exercisable within sixty days.

                     (b) Kevin C. Waterhouse has granted the power to vote or to direct the vote of the shares owned by him (other than the shares held by the ESOP) to Lawrence M. Waterhouse, Jr., pursuant to the Power of Attorney and subject to the Voting Agreement. He has sole power to vote or to direct the vote of the shares held in ESOP and allocated to him, subject to the Voting Agreement. He has the sole power to dispose of, or to direct the disposition of, the Common Stock owned by him, subject to the Voting Agreement.

                     (c) Except as described in Item 4 hereof, Kevin C. Waterhouse has not effected any transactions in shares of Common Stock within the past sixty days.

                  5. (a) Jennifer A. Waterhouse is the beneficial owner of 226,847 shares of Common Stock (representing 2% of the Outstanding Common
Stock), including 222,160 shares of Common Stock held by her directly, 562 shares held by the ESOP and allocated to her, and 4,125 shares of Common Stock receivable by her upon exercise of options currently exercisable or exercisable within sixty days.

                     (b) Jennifer A. Waterhouse has granted the power to vote or to direct the vote of the shares owned by her (other than shares held by the ESOP) to Lawrence M. Waterhouse, Jr., pursuant to the Power of Attorney and subject to the Voting Agreement. She has sole power to vote or to direct the vote of the shares held in the ESOP and allocated to her, subject to the Voting Agreement. She has the sole power to dispose of, or to direct the disposition of, the Common Stock owned by her, subject to the Voting Agreement.

                     (c) Except as described in Item 4 hereof, Jennifer A. Waterhouse has not effected any transactions in shares of Common Stock within the past sixty days.

                  6. (a) Christine A. Waterhouse is the beneficial owner of 242,587 shares of Common Stock (representing 2.1% of the Outstanding Common
Stock), including 221,660 shares of Common Stock held by her directly, 16,552 shares held in the ESOP and allocated to her, and 4,375 shares of Common Stock receivable by her upon exercise of options currently exercisable or exercisable within sixty days.



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                     (b) Christine A.  Waterhouse  has granted the power to vote or to direct the vote of the shares owned by her (other than the shares held by the ESOP) to Lawrence M. Waterhouse, Jr., pursuant to the Power of Attorney and subject to the Voting Agreement. She has sole power to vote or to direct the vote of the shares held in the ESOP and allocated to her, subject to the Voting Agreement. She has the sole power to dispose of, or to direct the disposition of, the Common Stock owned by her, subject to the Voting Agreement.

                     (c) Except as described in Item 4 hereof, Christine A. Waterhouse has not effected any transactions in shares of Common Stock within the past sixty days.

                  7. (a) To the best knowledge of the Reporting Persons, TD Bank owns beneficially and of record 560,000 shares of Common Stock of the Company, representing approximately 4.9% of the Outstanding Common Stock. TD Bank has also agreed not to acquire any additional shares of Common Stock for a period of 2 years commencing March 13, 1996, except that TD Bank may hold (excluding securities held in custody accounts) up to 10% of the Common Stock in connection with TD's brokerage and fiduciary activities in the ordinary course of business on behalf of its and its affiliates' customers. Additional information called for by this Item 5 with respect to TD Bank will be included in a Statement on
Schedule 13D to be filed separately by TD Bank.

                     (b) The share amounts given in paragraphs 1 through 6 of this Item 5 with respect to each Reporting Person do not include shares of Common Stock held by the other Reporting Persons (except as otherwise expressly stated) and by TD Bank. Each Reporting Person may be deemed to be the beneficial owner of the shares of Common Stock owned by the other Reporting Persons and by TD Bank. Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock owned by each of the other Reporting Persons and by TD Bank, and the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by the other Reporting Persons or TD Bank.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Lawrence M. Waterhouse, Jr. is one of two members of the Company committee administering the ESOP pursuant to which he shares power to direct the vote of the unallocated shares of Common Stock held by the ESOP and is one of two trustees of the ESOP under which he shares power to direct the disposition of the unallocated shares of Common Stock of the ESOP.

               Except as described in this statement and as provided in the Merger Agreement and the Voting Agreement, and except for the Power of Attorney, none of the Reporting Persons (directly or indirectly), has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company.

               Copies of the Merger Agreement and the Voting Agreement are attached hereto as Exhibits A and B, respectively, and are incorporated herein by this reference. The descriptions of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.




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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit A      --  Merger Agreement

Exhibit B      --  Voting Agreement




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                                                                 Page__of__pages

                                   Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    /S/ LAWRENCE M. WATERHOUSE, JR.
                                    -------------------------------------------
                                    Lawrence M. Waterhouse, Jr.



                                    Dated: April 15, 1996
                                           -------------------------------------



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                                                                 Page__of__pages

                                   Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /S/ LAWRENCE M. WATERHOUSE, III
                                    -------------------------------------------
                                    Lawrence M. Waterhouse, III



                                    Dated: April 15, 1996
                                           -------------------------------------



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                                                                 Page__of__pages

                                   Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /S/ PATRICK R. WATERHOUSE
                                    -------------------------------------------
                                    Patrick R. Waterhouse



                                    Dated: April 15, 1996
                                           -------------------------------------



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                                                                 Page__of__pages

                                          Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /S/ KEVIN C. WATERHOUSE
                                    -------------------------------------------
                                    Kevin C. Waterhouse



                                    Dated: April 15, 1996
                                           -------------------------------------



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                                                                 Page__of__pages

                                          Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /S/ CHRISTINE A. WATERHOUSE
                                    -------------------------------------------
                                    Christine A. Waterhouse



                                    Dated: April 15, 1996
                                           ------------------------------------



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                                                                 Page__of__pages

                                          Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /S/ JENNIFER A. WATERHOUSE
                                    -------------------------------------------
                                    Jennifer A. Waterhouse



                                    Dated: April 15, 1996
                                           ------------------------------------



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                                                                 Page__of__pages
                                         EXHIBIT INDEX


Exhibit A      --  Merger Agreement

Exhibit B      --  Voting Agreement